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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            FORWARD INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    349862102
                                 (CUSIP Number)

Lawrence G. Nusbaum, Esq., Gusrae, Kaplan & Bruno, 120 Wall Street, New York, New York 10005
                                 (212) 269-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 4, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /___/

Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. ______________________                     PAGE _______OF _______PAGES

- --------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CWAI Consultants Corp. ("CWAI")
- --------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  / /
                                                                        (b)  /X/

                    See Footnote 1 to Item 5 of the Schedule 13D of CWAI dated February 15, 1996 (the "February Schedule 13D"), previously filed with the SEC.

- --------------------------------------------------------------------------------
3                   SEC USE ONLY

- --------------------------------------------------------------------------------
4                   SOURCE OF FUNDS*

                    00 - Sole Shareholder has for shares exercised, and will for any shares exercised in the future, contributed capital to fund exercise of a warrant held by CWAI. See Item 3 of the February Schedule 13D.

- --------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                           / /

- --------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
- --------------------------------------------------------------------------------
                    7                SOLE VOTING POWER

 NUMBER OF                           312,500
   SHARES         --------------------------------------------------------------
BENEFICIALLY        8                SHARED VOTING POWER
  OWNED BY
    EACH                             0
 REPORTING        --------------------------------------------------------------
   PERSON           9                SOLE DISPOSITIVE POWER
    WITH
                                   312,500
                  --------------------------------------------------------------
                    10               SHARED DISPOSITIVE POWER

                                     0
- --------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    312,500
- --------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          /X/


                    See Footnote 1 to Item 5 of the February Schedule 13D.
- --------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately 6.52%
- --------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.       SECURITY AND ISSUER

      This Amendment No. 4 to Schedule 13D amends the Schedule 13D dated February 15, 1996 (the "February Schedule 13D") of CWAI Consultants Corp. ("CWAI"), relating to the common stock, par value $.01 per share (the "Common Stock"), of FORWARD INDUSTRIES, INC., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 272 Hempstead Turnpike, West Hempstead, New York 11552.

      All capitalized terms not otherwise defined herein, have the meaning set forth in the February Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

      Under the terms of the Warrant, as of May 4, 1996 CWAI became the beneficial owner of an additional 170,000 shares of Common Stock. Under the terms of the Warrant, however, CWAI may not sell any of such 170,000 shares until July 3, 1996 (which will be the 100th day following the effective date of the Registration Statement). As of May 4, 1996, CWAI beneficially owned 312,500 shares (approximately 6.52%) of the Common Stock of the Issuer. Sales by CWAI of such 312,500 shares to the public are covered by a registration statement which the Securities and Exchange Commission declared effective on March 25, 1996.

      See Item 5 of the February Schedule 13D for a description of securities of the Issuer that CWAI disclaims beneficial ownership of.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

      None.

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 6, 1996                                             CWAI CONSULTANTS CORP.

                                                    By: /s/Mark Berman
                                                        ----------------------
                                                        Name: Mark Berman
                                                        Title: President


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